Exhibit 99.5

Glass House Brands Pleased to Welcome Joe Aulenta as Director of Retail Construction

LONG BEACH, Calif. and TORONTO, Aug. 11, 2021 // - Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced the appointment of Joe Aulenta as Director of Retail Construction. In this role, Mr. Aulenta will be responsible for managing the build out of 19 new stores by the end of Q2 2022.

Mr. Auelenta joins Glass House Brands with nearly 15 years of construction and store design management experience and over 20 years of visual merchandising experience. Most recently, he was the Senior Project Manager of Real Estate Construction for Foot Locker (NYSE $FL) where he was accountable for $15 million in capital expenditure project spending.

"Over the next 18 months, Glass House Group plans to build out what we expect to be California's largest retail chain,” said Kyle Kazan, Glass House Chairman and CEO. “Our ambitious growth plans require amazing talent, and we are excited to have someone experienced like Joe on the team to assist us in meeting our goals.”

Mr. Aulenta added, "Glass House has a remarkable portfolio of brands and a reputation for high-quality cannabis. I’m thrilled to be a part of the team leading the expansion of this company across California.”

Prior to entering the cannabis industry, Mr. Aulenta also served as Director of Store Planning, Design and Construction for The Walking Company Holdings where he was responsible for all retail design and construction activity.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information:

Media Contact:

MATTIO Communications,

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications,

T: (416) 992-4539,

ir@mattio.com